Via Facsimile and U.S. Mail
Mail Stop 6010

July 13, 2007

Martin J. Sturgeon
Chief Accounting Officer
Avanir Pharmaceuticals
101 Enterprise Suite 300
Aliso Viejo, California 92656

Re: Avanir Pharmaceuticals
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 18, 2006
File Number: 001-15803

Dear Mr. Sturgeon:

We have reviewed your response furnished on June 18, 2007 to our verbal comments issued on June 4, 2007 and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4. Alamo Acquisition, page F-19

1.   Please more fully explain the basis for using a company specific discount rate of 29% in the final valuation rather than the 18% industry norm used in the preliminary purchase price allocation. We note that discount rates of 16% - 18% were used in the fairness analysis. The fair market value of each intangible asset should be determined using assumptions that market participants would use.

2.   Provide us a copy of the tax allocation in Section 1.06 of the Unit Purchase Agreement dated May 22, 2006 filed as exhibit 10.1 with Form 10-Q for June 30, 2006.

3.   Your explanation in your letter dated June 15, 2007 of the use of the relief from royalty method in valuing in-process research and development did not explain how you had an observable comparable royalty rate. The Practice Aid states that such a rate is rare for valuing in-process research and development. Please advise.

* * * *

        Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant